UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2019

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2019
EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

Dear EDAP Shareholders,

Our fiscal 2018 was an exciting and very significant year in the evolution of our company, highlighted by FDA approval of our Focal One HIFU (High Intensity Focused Ultrasound) device in the U.S. in June. Notwithstanding a lengthy sales cycle for hospital capital equipment, we quickly established significant sales momentum in the U.S. six months after approval, which is being confirmed in early 2019. This trend clearly shows the high level of interest and motivation that reference centers managing prostate disease have in our latest HIFU technology. At the same time, we continued to prospect and work on our network to build and increase our pipeline with the goal of placing more machines around the country but also to expand our international presence in key markets.

Our UDS division, which includes both our Lithotripsy and Distribution business, also grew in 2018 and more specifically in markets where we combine our proprietary technologies with complementing devices such as lasers and urodynamic equipment. We see many synergies with this approach and it shows the strength of our direct sales network in key markets in Europe and Asia.

Overall, we recorded a solid global revenue growth of almost 10% in 2018, bringing our total revenues to a record 39.2 million Euros. This is the fifth consecutive year of growth for EDAP.

Based on the FDA clearing HIFU as a tool to ablate prostate tissue, and based on the vision of more and more surgeons that energy-based technologies represent the future of surgical tool, we remain focused on continued development of this exciting technology. HIFU is the most advanced ablation technology available. Based on our unique and vast experience and expertise in treating more than 50,000 prostate cancer patients with HIFU, we are working to expand HIFU beyond prostate with our long-term vision of developing a HIFU platform to serve multiple soft tissue ablation indications. To that end, the two main milestones that we are pursuing in 2019 are the initiation of our phase 2 multi-center clinical study for the treatment of rectal endometriosis using our Focal One device and the possible initiation of our phase 2 study for the treatment of liver metastasis using our per-operative HIFU prototype probe.

We are in a very exciting time in the life cycle of our technology. HIFU has now proven via its prostate tissue ablation capability that it has potential in a number of development programs aimed at expanding the utility of HIFU to many different indications and uses. Our team here at EDAP is dedicated and focused on making this happen in the near future and we believe we are well positioned to deliver long-term value to our shareholders while offering superior outcomes to patients.

In this context, we are pleased to convene our shareholders in an General Meeting on June 28, 2019 and would like to take this opportunity to request your support for the attached resolutions, as detailed in the enclosed Board report. You will be requested to vote for resolutions submitted to (i) the Ordinary General Meeting of Shareholders and to the (ii) Extraordinary General Meeting of Shareholders.

Resolutions submitted to the (i) Ordinary General Meeting - Resolutions 1 to 4, include approval of the Company’s 2018 fiscal year accounts, related corporate activity approvals. We invite you to read the Company’s Form 20-F Report relating to the 2018 fiscal year available on the Company’s website www.edap-tms.com, Investor Relations section.

Resolutions submitted to the (ii) Extraordinary General Meeting - Resolutions 5 to 11, allow us to propose resolutions that would provide the Company with the necessary legal frame to address potential strategic moves and strengthen its long-term growth, in accordance with French and international standards and in the interest of the Company. In addition, in view of motivating EDAP’s teams to perform and deliver in our strategic expansions in the U.S. and internationally. Resolution 12 to 15 of the Extraordinary General Meeting allow the Board to create an incentive stock option program for some selected high performance employees of EDAP.

As always, the use of these delegations, if at all, will be done in light of the ultimate interest of the Company and its Shareholders.

We would like to thank our shareholders and investors for your continued support, commitment and confidence you have demonstrated in EDAP’s long-term success.

Sincerely,

/s/ Philippe Chauveau

Chairman of the Board

EDAP TMS S.A.

June 3rd, 2019

This letter may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to not currently considered material or us by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 3,817,891.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, June 3, 2019

NOTICE

On Friday June 28, 2019, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2018; reading of the report on Corporate Governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's reports relating to the annual accounts for the fiscal year ended December 31, 2018 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2018 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2018;

4.	Determination of attendance fees to the Board of Directors.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : directors and officers of the company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in II of article L.411-2 of the French Monetary and Financial Code;

12.	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code;

13.	Authorization to be granted to the Board of Directors to grant options to purchase shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code;

14.	Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan;

15.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital as mentioned at the resolutions 12 and 14.

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction is improperly completed or blank, or if the voting instructions are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 3,817,891.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary

General Meeting of June 28, 2019

Ladies and Gentlemen,

We have called this ordinary and extraordinary shareholders’ meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2018; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor’s reports relating to the annual accounts for the fiscal year ended December 31, 2018 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2018 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2018;

4.	Determination of attendance fees to the Board of Directors.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in II of article L.411-2 of the French Monetary and Financial Code;

12.	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code;

13.	Authorization to be granted to the Board of Directors to grant options to purchase shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code;

14.	Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan;

15.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital as mentioned at the resolutions 12 and 14.

A.	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Management report on the Company’s activity for the fiscal year ended December 31, 2018:

We invite you to read the Board of Directors’ management report available pursuant to French laws and regulations and the Company’s 2018 Annual Report on the 2018 consolidated accounts, which is available on the Company’s website www.edap-tms.com, in the “Investor Relations” section.

With respect to the Company’s activities since the beginning of the current fiscal year, we also invite you to read the Board of Directors’ management report which also provides information relating to significant events that occurred since the beginning of the current financial year (resolutions 1 to 4).

B.	DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Prior to examining the various resolutions submitted to your approval, please find below a summary of the reasons that have led us to call the extraordinary shareholders’ meeting.

In accordance with French and international standards and in the interest of the Company, in the view of its development, it seems appropriate to us to suggest financial delegations to your Board of Directors (resolutions 6 to 11) to implement share capital increases, immediately or in the future, with or without preferential subscription rights, in order to meet any fundraising opportunities that may be necessary to finance the Company’s development.

In order to motivate and reward the efforts of the teams working to ensure a successful development of our worldwide activities and particularly in the United States, we propose that you grant the Board of Directors the necessary delegations of authority and authorizations to grant options to subscribe and to purchase shares of the Company (resolutions 12 and 13).

Finally, as part of the Company's employee profit-sharing policies, we submit to your Board of Directors a delegation of authority to carry out a capital increase for the benefit of members of a company savings plan (resolution 14). This Resolution is required under Article L.225-129-6 of the French Commercial Code. However, your Board of Directors reminds you that, given the Company's structure, this proposal is not consistent with the Company’s profit sharing policies and therefore the Board of Directors recommends not approving this Resolution.

The maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations we propose you to grant to your Board of Directors would be:

-	1,300,000 euros, i.e., a maximum number of shares of 10,000,000 with a nominal value of €0.13 each (resolution 5) in order to give the Company all the flexibility it needs to finance its development plan (financial delegations of resolutions 6 to 11),

-	130,000 euros, i.e. a maximum number of shares of 1,000,000 shares with a par value of 0.13 euros (resolution 15), in order to grant options to subscribe shares of the Company.

To these amounts must be added, if need be, the additional amount of the shares or securities to be further issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

The delegations submitted for your approval will allow the Board of Directors, in accordance with the law and the articles of association, to have full powers to implement these delegations for the purpose, without this list being exhaustive, of setting the dates, amounts, conditions and terms of any issuance as well as the form and characteristics of the shares or securities giving access to the capital or securities to be issued, with or without premium.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next ordinary shareholders’ meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

We propose to hereinafter review each of the resolutions submitted to your approval in the extraordinary shareholders’ meeting:

B-1. Financial delegations to be granted to the board of directors

Resolution 5 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the financial delegations submitted to your vote at 1,300,000 euros, i.e., a maximum of 10,000,000 shares to be issued with a nominal value of 0.13 euro each.

For the purposes hereof, the Board of Directors asks you to approve the resolutions mentioned below, using the legal mechanism of delegation of authority, and to delegate your authority to it in order to:

-	increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to allocation of debt securities, with preservation of the Company’s shareholders' preferential subscription rights (resolution 6)

-	increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to debt securities, with cancellation of the Company’s shareholders' preferential subscription rights, by means of a public offering (resolution 7)

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of one category of persons who meet certain specified characteristics (as described below in A. and B.), being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution 8).

Pursuant to this resolution 8, you are asked to reserve subscription of such shares to the new or existing investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (issuance premium included):

A.

(i)	institutional investors or individuals that are qualified institutional buyers or accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.) ; and
(ii)	specialized in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; and
(iii)	which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.	any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of the remuneration of said placement agents or underwrites institutions for their services.

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of practitioners using the Company’s technologies who meet certain specified characteristics, or commercial partners, or patients who have benefited from treatments using technologies developed by the Company, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros, being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution 9).

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : (i) directors and officers of the Company held at the office the date of issue of the shares or the securities, or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities, being specified that issue price shall be set by the Board of Directors, by reference to :

•	the price of the last transaction on the Company’s share capital carried out during the previous 6 months with an overpricing or discount of plus or minus 10 % compared to this price, or

•	in the absence of any transaction on the share capital during the previous 6 months, at the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the fixing of the issue price, possibly reduced by a 30% discount.

In any event, the price determined by the Board of Directors may represent a discount compared to the price of the American Depositary Shares of the Company listed on the NASDAQ stock market (resolution 10)

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in II of article L.411-2 of the French Monetary and Financial Code, being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 5%, taking into account if applicable, their dividend date, being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount immediately received by the Company, plus any amount that may be received by the Company during the option or the exercise of the said securities, i.e., for each share issued as a result of the issue of such securities, at least equal to the aforementioned minimum amount (resolution 11).

B-2 Delegations to be granted as per the company’s salary motivation policy for employees and management

The Board of Directors proposes to hereinafter review each of the resolutions submitted to your approval in the extraordinary shareholders’ meeting and to:

1.	Authorize the Board of Directors to grant options to subscribe to a maximum of 1,000,000 new shares with a nominal value of 0.13 euro each (resolution 12). The exercise price of each option for the subscription of shares shall be set by the Board of Directors on the day of grant of such options,

(i)	For the options that will be granted to non U.S. tax residents, the exercise price would be set by reference to the closing price of the American Depositary Shares of the Company listed on the NASDAQ the day preceding the Board of Directors’ decision to grant the options and may not be lower than 95% of the average trading price of the American Depositary Shares of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions before the grant of the said options, being specified that the capital increases that would be carried out upon exercice of these options would be deducted from the overall limit set out in the resolution 15.

(ii)	For the options granted to U.S. tax residents, to be qualified as Incentive Stock Options “ISOs”, they will need to meet certain criteria in the resolution submitted to your vote, and in particular:

•	All employees are eligible for grants under this option plan. The beneficiaries of the plan will be determined by the Board of Directors, subject to the approval of this resolution by the shareholders;
•	The exercise price of the ISOs may not be less than the fair market value of the shares on the date of grant, i.e., the price of the American Depositary Shares of the Company listed on the NASDAQ stock market at the end of the trading day just prior to the decision of the Board of Directors to grant the options;
•	The options to subscribe shares are exercisable for up to ten years from the date of grant, which term is decreased to 5 years if the employee, on the date of grant, holds more than 10% of the share capital of the Company.

2.	Authorize the Board of Directors to grant options to purchase a maximum of 358,528 existing shares with a nominal value of 0.13 euro each (resolution 13), being specified that in order to satisfy the exercise of such options, the Board of Directors would be authorized to use the existing shares that the Company already holds from a previous acquisition which aimed to allocate them to employees and corporate officers and for which the said options can no longer be exercised,

(i) These options are only available to non U.S. tax residents,

(ii) For the options that would be granted to non U.S. tax residents : the exercise price would be set by reference to the price of the American Depositary Shares of the Company listed on the NASDAQ stock market on the day preceding the Board of Directors’ decision to grant these options, without being less than :

•	95% of the average price of the American Depositary Shares of the Company listed on the NASDAQ stock market on the basis of the last twenty (20) trading sessions before the grant of the said options; and

•	95% of the average purchase price of the shares purchased by the Company for allocation to employees or corporate officers.

3.	Delegate to the Board of Directors all necessary powers to increase the share capital, it being specified that the maximum nominal value of the capital increases that may be carried out pursuant to delegations given by the resolutions 12 and 14 is set at €130,000, representing a maximum of 1,000,000 new shares of the Company each with a par value of €0.13 (resolution 15).

4.	Give to the Board of Directors all necessary powers to increase the share capital by a maximum nominal amount of €50,000 (fifty thousand), through the issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, for members of the Company’s employee savings plan (resolution 14).

This resolution is required under Article L.225-129-6 of the French Commercial Code (Code de commerce).

This resolution, which is required to be proposed to the shareholders under French law, is not consistent with the Company’s profit sharing policies and therefore the Board of Directors recommends NOT approving resolution 14.

We ask you, after reading the reports presented by the Company's statutory auditor, to adopt the resolutions submitted by the Board of Directors, with the exception of resolution 14.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

We draw your attention to the fact that this report, and the draft resolutions referred to therein, which will be submitted for your approval, do not constitute an offer to purchase or a solicitation to purchase shares or any other securities of the Company.

EDAP TMS S.A.

A corporation with a share capital of 3,817,891.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED

TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING'S HELD

ON JUNE 28, 2019

Shareholders are invited to attend the ordinary and extraordinary general meeting of EDAP-TMS S.A. (the “Company”) on June 28, 2019, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2018; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor's reports relating to the annual accounts for the fiscal year ended December 31, 2018 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2018 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2018;

4.	Determination of attendance fees to the Board of Directors.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in II of article L.411-2 of the French Monetary and Financial Code;

12.	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code;

13.	Authorization to be granted to the Board of Directors to grant options to purchase shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code;

14.	Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan;

15.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital as mentioned at the resolutions 12 and 14.

*****

FIRST RESOLUTION (Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report)

After hearing the statutory auditor's special report relating to the agreements referred to in article L.225-38 et seq of the French Commercial Code (related party transactions), the general meeting approves the terms of this report, which states that there is no related party transactions.

SECOND RESOLUTION (Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2018; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor's reports relating to the annual accounts for the fiscal year ended December 31, 2018 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2018 and granting of a discharge to the members of the Board of Directors for their management)

The general meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders meetings, and after having been read:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2018,
-	the Board of Directors’ report on corporate governance pursuant to Articles L.225-37 paragraph 6 and L.225-68 paragraph 6 of the French Commercial Code,
-	the Board of Directors' special report on stock-options pursuant to Article L.225-184 paragraph 1 of the French Commercial Code,
-	the statutory auditor's general report relating to the annual accounts relating to the fiscal year ended December 31, 2018,
-	the statutory auditor's report relating to the consolidated accounts prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq market.

Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2018 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

Approves the consolidated accounts relating to the fiscal year ended December 31, 2018 established in accordance with U.S. GAAP as applied to companies listed on the Nasdaq market, as they have been presented in the annual report on our consolidated financial statements (Form 20-F) submitted to the Securities and Exchange Commission (“SEC”) on April 12, 2019; it also approves the transactions reflected in these financial statements and summarized in this report.

The general meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2018.

THIRD RESOLUTION (Allocation of the result for the fiscal year ended December 31, 2018)

The general meeting, in accordance with the quorum and majority criteria required for ordinary shareholders meetings, acknowledges that the Company has recorded a net loss of € 487,379 during fiscal year ended December 31, 2018.

The general meeting, after reading the Board of Directors report, decides to clear the loss amounting to €487,379 by allocating the entire €487,379 amount to the cumulated losses account, increasing from €14,590,778 to €15,078,154.

Pursuant to article 243 bis of the French Tax Code, the general meeting takes note that no dividend has been distributed during the last three fiscal years.

The general meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, notes that there are no non-deductible expenses and charges concerned by article 39-4 of this Code.

FOURTH RESOLUTION (Determination of attendance fees to the Board of Directors)

The general meeting, after reading the Board of Directors report, decides to allocate the sum of 108,000 euros to the Board of Directors. It is up to the Board of Directors to distribute this sum among its members.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

FIFTH RESOLUTION (Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

(i)	the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the sixth to tenth resolutions, is set at 1,300,000 euros (one million three hundred thousand euros) ) i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

(ii)	the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the sixth to eleventh resolutions is set at 1,300,000 euros or the equivalent of this amount in foreign currencies on the issuance date, provided that:
-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and
-	this maximum aggregate nominal amount does not apply to debt securities which issuance would be decided or authorized by the Board of Directors pursuant to Article L.228-40 of the French Commercial Code.

SIXTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L.225-129-2, L.225-134, L.228-92 and L.228-93 of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the aggregate maximum nominal amount of the capital increases which may be carried out, immediately or in the future, pursuant to this resolution is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.       decides that this amount shall be applied against the aggregate maximum provided for in the fifth resolution above, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,

-	this aggregate maximum does not apply to debt securities referred to in articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36-A of the French Commercial Code,

4.       decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to be applied against the aggregate maximum provided for in the fifth resolution above,

5.       decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.       decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.       decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-	limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,
-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

8.       specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.       decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

SEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-135, L.225-136 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering, being specified that the Company may proceed by way of the filing of a registration statement with the SEC in the United States,

3.       decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.       decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par,

-	this amount shall be applied against the aggregate maximum provided for in the fifth resolution above,

-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.       decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L.225-136-1° of French Commercial code). In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.       acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.       specifies that transactions contemplated in this resolution may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.       decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

EIGHTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-138 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,; this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par,

-	this amount shall be applied against the aggregate maximum provided for in the fifth resolution above,

-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and

(ii)	specialized or skilled in the health care or biotechnologies secteurs or specialized in investing in companies with high growth potential; and

(iii)	which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.       any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

6.       specifies that, pursuant to Article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

NINTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-138 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par;

-	this amount shall be applied against the aggregate maximum provided for in the fifth resolution above

-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

(i)	practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or
(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities; and/or
(iii)	patients who have benefited from treatments using technologies developed by the Company over the last 10 years,

6.       specifies that, pursuant to Article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issue, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category: directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-138 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following category : (i) directors and officers of the Company held at the office the date of issue of the shares or the securities or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities,

5.       specifies that, pursuant to Article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.       decides that the issue price will be set by the Board of Directors by reference, alternately, (i) either to the price of the last transaction on the Company's share capital carried out during the previous 6 months, with an additional price or a discount of plus or minus 10% respectively compared to this price, (ii) or, in the absence of a transaction on the share capital during the previous 6 months, to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the determination of the issue price, possibly reduced by a discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation will be such that the amount received immediately by the Company, increased by the amount likely to be received by it upon exercise or conversion of said securities, is, for each share issued as a result of the issue of said securities, at least equal to the minimum amount referred to above. In any event, the price thus determined by the Board of Directors may be discounted from the Company's share price on the NASDAQ market,

7.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose,

9.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

ELEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in II of article L.411-2 of the French Monetary and Financial Code)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of articles L.225-129, L.225-129-2, L.225-136 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off, as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in II of Article L.411-2 of the French Monetary and Financial Code, the said shares shall confer the same rights as the old shares, subject to their dividend entitlement date,

2.       decides that the issue of preference shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.       decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par;

-	this amount shall be applied against the aggregate maximum provided for in the fifth resolution above

-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code;

5.       decides to cancel to the shareholders their preferential subscription rights on the shares and securities to be issued,

6.       specifies that, pursuant to article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be paid subsequently to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the determination of the price of the issue, possibly reduced by a maximum discount of 5%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces the prior authorization having a similar purpose,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TWELFTH RESOLUTION (Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code)

The general meeting, voting under the quorum and majority criteria required for extraordinary shareholders meetings,

having considered of the Board of Directors’ report and the statutory auditor’s special report:

1.       authorizes the Board of Directors, in accordance with Articles L.225-177 et seq. of the French Commercial Code, to grant, on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in article L.225-180 of the French Commercial Code, options entitling the holder to subscribe new shares of the Company, under the following conditions:

(a)	the options to subscribe for shares that the Board of Directors is authorized to grant, shall represent a maximum of 1,000,000 shares of the Company each with a face value of €0.13; representing a capital increase of a maximum nominal amount of 130,000 euros, which will be deducted from the aggregate amount of 130,000 euros referred to in the fifteenth resolution of this meeting,

(b)	to the extent that the shares of the Company, each represented by an "American Depositary Share" (hereinafter referred to as an "ADS"), are admitted to trading on the NASDAQ Global Market in the United States of America, the exercise price of each of these options shall be determined by the Board of Directors, on the day the option is granted, by reference to the closing share price on the NASDAQ on the day preceding that of the Board of Directors' decision to grant the options. The exercise price shall not be lower than 95% of the average quoted price of the ADS of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions preceding the date of the decision of the Board of Directors to grant such options,

(c)	no option for the subscription of shares may be granted less than twenty trading sessions after the dividend date or after a share capital increase,

(d)	the options to subscribe for shares shall be exercised by their beneficiaries within a maximum of ten (10) years from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country,

(e)	the total number of shares that can be subscribed upon exercise of options granted and not yet exercised may not be greater than one third of the share capital,;

(f)	options to subscribe for shares may not be granted to any employee holding more than 10% of the share capital on the date of the decision of the Board of Directors to grant such options,

(g)	the options to subscribe for shares granted by the Board of Directors to employees subject to tax in the United States will be intended to be Incentive Stock Options ("ISOs"), for U.S. tax purposes, and must meet certain criteria listed below. The options to subscribe for shares can also be non-qualified stock options (for U.S. tax purposes) in the discretion of the Board of Directors at the time of grant or when the ISO limits are exceeded. The following additional terms will apply to grants of options to subscribe for shares designated as ISOs:

(i) Eligible employees: All employees of the Company and its subsidiaries in which the Company directly or indirectly owns or controls more than 50% of the total voting rights of the outstanding securities giving the right to the election of members of the Board of Directors represented by all classes of shares issued by this company may be beneficiaries of the ISO allocation plan provided they meet the legal conditions required to be granted share subscription options. The beneficiaries will be appointed by the Board of Directors. Consultants and directors who are not employees are not eligible for these awards.

(ii) Maximum number of shares: The ISOs that the Board of Directors is authorized to grant will cover a maximum of 1,000,000 shares of the Company. Any beneficiary could be granted up to ISO 1,000,000, up to the maximum amount of shares to be issued and to the extent that this beneficiary is eligible to receive these options under current French regulations.

(iii) Exercise price: The exercise price is determined by the Board of Directors in accordance with the procedures referred to above, it being specified, however, that in the case of ISO beneficiaries (and NQSO beneficiaries who are US tax residents), the exercise price of the stock options may not be less than 100% of the market value of the share on the day the option is granted, which is determined by reference to the closing share price on the NASDAQ on the day preceding the date of the Board of Directors' decision to grant the options.

(iv) Option term: The ISOs may be exercisable for up to ten years from the date of grant. However, when an employee, at the date of grant, holds greater than 10% of the share capital of the Company, and to the extent that it is eligible for grants under the plan pursuant to applicable regulations, the options are exercisable for up to five years from the date of grant. The terms of 10 and five years, respectively, may not be exceeded, including in the case of early exercise in the event of death or disability of the beneficiary.

2.       decides that the exercise price of the options to subscribe for shares may not be changed during the duration of the option. If the Company carries out one of the transactions mentioned in article L.225-181 of the French Commercial Code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to subscribe for shares as provided in Article L.228-99 of the French Commercial Code. In case of issuance of new securities giving access to the Company share capital, as well as in the case of merger or split-up, the Board of Directors could suspend the exercise of the options,

3.        takes note that, pursuant to Article L.225-178 of the French Commercial Code, the present authorization shall automatically give rise, in favor of the beneficiaries of stock options, to waiver by the shareholders of their preferential subscription rights to the shares issuable upon exercise of the option;

4.       gives to the Board of Directors all necessary powers to determine the terms of the option plan, the conditions under which the options to subscribe for shares will be granted, including in particular :

-	to determine the list of beneficiaries of the options to subscribe for shares as well as the number of options to grant to each of such beneficiaries;

-	to suspend temporarily and for the maximum duration provided by law, which is, on this day, three (3) months, the exercise of the options in case transactions mentioned in article L.225-149-1 of the French Commercial Code are carried out;

-	to prohibit the immediate resale of all or part of the shares without the time limit imposed for the retention of the shares exceeds three (3) years from the exercise of the option.

5.       decides that the Board of Directors shall have at its disposal all the necessary powers to take note of the share capital increases and fulfill the related formalities.

6.       determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day;

7.       takes note that the Board of Directors shall inform the shareholders every year at the ordinary shareholders meeting of the transactions implemented pursuant to this authorization.

THIRTEENTH RESOLUTION (Authorization to be granted to the Board of Directors to grant options to purchase shares of the Company pursuant to the provisions of articles L.225-177 et seq of the French commercial code.)

The general meeting, voting under the quorum and majority criteria required for extraordinary shareholders meetings,

having considered of the Board of Directors’ report and the statutory auditor’s special report:

1. authorizes the Board of Directors, in accordance with Articles L.225-177 et seq. of the French Commercial Code, to grant, on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in article L.225-180 of the French Commercial Code,

Options to purchase shares of the Company, under the following conditions:

a)	the options to purchase shares that the Board of Directors is authorized to grant, shall represent a maximum of 358,528 shares of the Company each with a face value of €0.13;

b)	in order to satisfy the exercise of this options, the Board of Directors is authorized to use shares (i) that Company already holds for having duly acquired them for allocation to employees and corporate officers pursuant to Article L.225-177 of the French Commercial Code, and (ii) for which the options, duly granted within one year of their acquisition, may no longer be exercised;

c)	the exercise price of each option to purchase shares shall be set by the Board of Directors on the day of issue of the options, by reference to the closing share price on the NASDAQ on the day preceding the day of the Board of Directors' decision to grant the options, which may not be less than:
•	95% of the average price of the ADS of the Company listed on the NASDAQ stock market over the twenty trading days preceding the grant of the said options, and
•	95% of the average purchase price of shares purchased by the Company for allocation to employees or corporate officers.

d)	no option to purchase shares may be granted less than twenty trading sessions after the dividend date or after a share capital increase;

e)	the option to purchase shares shall be exercised by their beneficiaries within a maximum of ten (10) years from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country;

f)	the total number of shares that can be granted may not give entitlement to more than 10% of the total number of shares issued by the Company, taking into account the treasury shares already held by the Company;

g)	option to purchase shares may not be granted to any employee holding more than 10% of the share capital.

2.       decides that the exercise price of the option to purchase shares may not be changed during the duration of the option. If the Company carries out one of the transactions mentioned in Article L.225-181 of the French Commercial Code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to subscribe for shares as provided in article L.228-99 of the French Commercial Code. In case of issuance of new securities giving access to the Company share capital, as well as in the case of merger or split-up, the Board of Directors could suspend the exercise of the options,

3.       gives to the Board of Directors all necessary powers to determine the terms of the option plan, the conditions under which the option to purchase shares will be granted, including in particular :

-	to determine the list of beneficiaries of the option to purchase shares as well as the number of options to grant to each of such beneficiaries;

-	to suspend temporarily and for the maximum duration provided by law, which is, on this day, three (3) months, the exercise of the options in case transactions mentioned in article L.225-149-1 of the French Commercial Code are carried out;

-	to prohibit the immediate resale of all or part of the shares without the time limit imposed for the retention of the shares exceeds three (3) years from the exercise of the option.

4.       gives the Board of Directors all necessary powers to decide on any additional terms and conditions relating to the granting of the said options, provided that such terms and conditions do not contradict those set out in this resolution,

5.       decides that the Board of Directors shall have all the powers necessary to carry out this resolution and carry out all related formalities,

6.       determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day,

7.       takes note that the Board of Directors shall inform the shareholders every year at the ordinary shareholders meeting of the transactions implemented pursuant to this authorization.

FOURTEENTH RESOLUTION (Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report, pursuant to the provisions of Articles L.225-129-6 of the French Commercial code and Articles L.3332-18 et seq. of the French Labor code,

1.       delegates its authority to the Board of Directors to decide, pursuant to its own deliberations, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved for participants in the Company’s employee savings plan as permitted under Articles L.332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by Article L.225-180 of the French Commercial code, and who further meet, as the case may be, the conditions that may be set by the Board of Directors (hereinafter the “Group Employees”),

2.       decides therefore to cancel the shareholders’ preferential subscription rights under Article L.225-132 of the French Commercial code for the ordinary shares which would be issued hereto and to reserve subscription of such ordinary shares to the Group Employees,

3.       sets at 50,000 (fifty thousand) euros (or its equivalent in foreign currencies on the date of subscription) the maximum nominal amount of the shares that may be issued,

4.       decides that this amount shall be applied against the aggregate maximum of 130,000 euros for share capital increase which may be carried out pursuant to the delegations granted to the delegations granted to the Board of Directors, as provided in the fifteenth resolution,

5.       decides that the issuance price per share will be set by the Board of Directors in accordance with Article L.3332-20 of the French Labor code,

6.       decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting,

FIFTEENTH RESOLUTION (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital as mentioned at the resolutions 12 and 14)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the twelfth and fourteenth resolutions, is set at 130,000 euros (one hundred and thirty thousand euros ) i.e., a maximum number of shares of 1,000,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

Ordinary and Extraordinary General Meeting of Shareholders of

EDAP TMS S.A.

Date: June 28, 2019

See Voting Instruction On Reverse Side.

Please refer to the Agenda for the full text of the resolutions.

The Board Recommendations are in Favor for resolutions 1 – 13, 15 and 14 is Against.

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:	For	Against	Abstain
RESOLUTION 1.	☐	☐	☐
RESOLUTION 2.	☐	☐	☐
RESOLUTION 3.	☐	☐	☐
RESOLUTION 4.	☐	☐	☐
AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:			
RESOLUTION 5.	☐	☐	☐
RESOLUTION 6.	☐	☐	☐
RESOLUTION 7.	☐	☐	☐
RESOLUTION 8.	☐	☐	☐
RESOLUTION 9.	☐	☐	☐
RESOLUTION 10.	☐	☐	☐
RESOLUTION 11.	☐	☐	☐
RESOLUTION 12.	☐	☐	☐
RESOLUTION 13.	☐	☐	☐
RESOLUTION 14.	☐	☐	☐
RESOLUTION 15.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Ordinary and Extraordinary General Meeting of Shareholders of EDAP TMS S.A. to be held June 28, 2019 For Holders as of May 24, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time June 25, 2019.

PROXY TABULATOR FOR

EDAP TMS S.A.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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EDAP TMS S.A.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on June 25, 2019)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 24, 2019 at the Ordinary and Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on June 28, 2019 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTES:

Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
EDAP TMS S.A.
P.O. BOX 8016
CARY, NC 27512-9903